

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2009

Via Facsimile (212) 698-0660 and U.S. Mail
Derek Winokur, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

> **Re:** **USA Technologies, Inc.**
> **Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A**
> **Filed November 27, 2009 by Bradley M. Tirpak, Craig Thomas, Peter Michel and Alan Gotcher ("Shareholder Advocates for Value Enhancement")**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 30, 2009 by Shareholder Advocates for Value Enhancement**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed November 30, 2009 by Shareholder Advocates for Value Enhancement**
> **File No. 1-33365**

Dear Mr. Winokur:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   Unless the subject of a Rule 83 confidential treatment request, all materials
        provided to the staff in response to comments should be submitted as
        correspondence on EDGAR. In this regard, we refer to response 19 in your letter
        dated November 27, 2009. Although you requested the return of the materials
        provided, you did not request confidential treatment of the materials provided.
        Accordingly, please submit your response letter in full, inclusive of the materials
        responsive to comment 19, as correspondence on EDGAR.

2.   We note your responses to comments 3 and 11 of your letter dated November 27,
        2009 and the revised disclosure included in the definitive proxy. Advise us of the
        name of the shareholder who recommended Mr. Gotcher as a director nominee.
        Also, please advise us of the relationship, if any, between Mr. Gotcher and the
        shareholder. We may have further comment.

3.   We note your response to prior comment 7. Reference is made to various
        documents you believe support the assertion that the company's compensation to
        its two top officers is out of line of comparable companies. Please provide us
        with copies of all the relevant excerpts of materials cited to in the revised
        disclosure.

4.   We note your response to prior comment 11. With a view toward revised
        disclosure, advise us whether Mr. Tirpak and/or Mr. Thomas or any of their
        affiliates, had any discussions or arrangements with any of the persons initially
        solicited requesting that such original solicitees request consents and/or proxies
        from any other shareholders. Please tell us the total number of persons contacted
        by Messrs. Thomas and/or Tirpak, whether directly by Messrs. Tirpak or Thomas,
        by their affiliates, or by any shareholder already contacted by Messrs. Thomas
        and Tirpak.

5.   It has come to our attention that at least two shareholders have indicated they will
        vote in favor of the company's recommended slate of directors. Please revise
        your disclosure in response to Item 5(b)(viii) of Schedule 14A or advise us as to
        why such a revision is unnecessary.

Definitive Additional Soliciting Materials filed November 30, 2009

6.   Avoid statements that directly or indirectly impugn character, integrity or
        personal reputation or make charges of illegal or immoral conduct without factual
        foundation. Refer to Rule 14a-9(b). For example, in future filings, refrain from
        referring to the "disingenuous and misleading" letters sent by Mr. Jensen to
        shareholders, statements asserting that USAT's Board "went out of its way to
        disenfranchise common shareholders…", or allegations regarding the company's
        "gross distortions and misleading generalizations…"

7.   It is not apparent why the establishment of the annual meeting date in December
        2009 reduces a shareholder's opportunity to consider the "inequitable actions until
        it is too late…" Nor is it clear how shareholder rights are being "stripped"
        because of the advancement of the annual meeting date to December. In future
        filings, please explain your assertions and provide support for such assertions.

8.   Support for each statement or assertion of opinion or belief must be self-evident,
        disclosed in the proxy materials, or provided to the staff on a supplemental basis.
        Please provide support for the following statements regarding the qualifications of
        SAVE nominees:

- "Peter Michel has built a career on turning companies around…,";
- "Mr. Michel has sold companies for 8x the market capitalization of USAT…,";
- Mr. Gotcher is an "expert in the development and commercialization" of new
  technologies and has "extensive experience …bringing new technologies to market
  and scaling them above $100 million in revenues…," (emphasis added); and,
- Mr. Tirpak "has been a consistent advocate for shareholder rights…" (emphasis
  added) and serves as an advisor to boards of directors of public companies on
  corporate governance, strategy and capital allocation…"

9.   Provide us with support for your assertion that electing SAVE's candidates
        provides the "best opportunity to …enhance the value of your investment…"
        Similarly, you disclose that shareholders should "protect their investment" by
        voting for SAVE's nominees. Please provide support for such statement.
        Additionally, in future filings, please refrain from making unsupported statements
        that imply that an election of your candidates will result in the protection and/or
        enhancement of shareholders' investment.

Closing Comments

        As appropriate, please amend your filing and promptly respond to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757.   You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions